November 18, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ShiftPixy, Inc.
Registration Statement on Form S-3
Response dated November 2, 2022
File No. 333-267751

Ladies and Gentlemen:

Please find below the response of ShiftPixy, Inc. (the “Company”, “we,” “us,” or “our”), to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated October 25, 2022, relating to the above-referenced registration statement.

For your convenience, the Staff’s comment in each instance has been restated and is followed by the Company’s response.

Response dated November 2, 2022

General

1.	We note your response to comment 1. Please supplementally provide your legal analysis supporting your conclusion that the Company is not an “investment company” as defined in section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act of 1940. Please include in your analysis all relevant calculations under section 3(a)(1)(C), on an unconsolidated basis, identifying each constituent part of the numerators and denominators. In your response, please ensure that you address the “value,” as that term is defined in section 2(a)(41), and your proposed treatment under section 3(a)(1)(C) of: (i) the interests held by the Company in ShiftPixy Investments, Inc.; (ii) the interests held by ShiftPixy Investments, Inc. in Industrial Human Capital, Inc., and (iii) any other substantive determinations and/or characterizations of assets that are material to your calculations.

Response:

The Company respectfully acknowledges the staff's comment, notes that Industrial Human Capital, Inc. (“IHC”) is now dissolved, proposes to revise its disclosures on page 9 as follows, and requests that the staff consider the issue of the Company’s status as an “investment company” to be moot as a consequence of the dissolution and liquidation of IHC:

While we anticipated the disposition of our subsidiary’s securities in IHC by October 19, 2022, we believe that certain events nullified the need for that action. Specifically, in connection with the vote of the Shareholders of IHC at the meeting on October 14, 2022, regarding extending IHC, shareholders holding 11,251,347 public shares of IHC exercised their right to redeem their shares for a pro rata portion of the funds in the Trust Account, leaving only 248,653 of IHC’s remaining public shares outstanding and the amount in the Trust Account substantially below the $5,000,001 minimum net tangible asset amount required by IHC's Amended and Restated Certificate of Incorporation to be available upon consummation of its initial business combination. IHC's efforts to secure the decisions of some shareholders to reverse their redemptions were unsuccessful, prompting the following consequences: (a) IHC declined to fund the extension, (b) the board of directors of IHC adopted resolutions to immediately cease operations and proceed to dissolve and unwind, (c) IHC cancelled the extension amendment as filed with the Secretary of State of Delaware, (d) in accordance with the Amended and Restated Certificate of Incorporation of IHC, because the corporate existence was not extended, IHC’s existence ceased as of October 22, 2022—the date by which IHC was required to have completed its initial business combination, (e) 100% of the public shareholders will have their public shares redeemed, (f) our subsidiary’s investment in IHC has been rendered worthless, (g) the NYSE has initiated the delisting process as to all securities of IHC, (h) the final franchise taxes for IHC have been paid, (i) the Certificate of Dissolution for IHC was filed with the Secretary of State of Delaware on November 14, 2022, and (j) IHC is otherwise completing its wind down procedures.

Thus, although the Company technically held shares in IHC past October 19, 2022, the date by which we anticipated our subsidiary to have disposed of the IHC shares, we believe that IHC terminated, for all practical purposes, as of the meeting date of October 14, 2022, such that IHC has been in the dissolution and wind-up process since that date. The Company accordingly believes that did not fall within the purview of the 1940 Act, because the securities held by the Company’s subsidiary in IHC and the net assets of IHC effectively became worthless on October 14, 2022. However, because our subsidiary held securities in IHC past October 19, 2022, there can be no assurances that we will not be deemed to be an investment company under the 1940 Act.

2.	Please supplementally indicate (i) whether the redemptions from the IHC Trust Account have already occurred and, if not, when they will occur and (ii) whether you believe you did not meet the definition of an “investment company” as defined in section 3(a)(1)(A) and section 3(a)(1)(C) on or before October 19, 2022, the date you identified as the date on which you were no longer able to rely on the safe harbor provided in Rule 3a-2.

Response:

IHC’s Amended and Restated Certificate of Incorporation states that “[i]n the event that [IHC] does not consummate a Business Combination by 12 months from the consummation of the IPO [which occurred on October 21, 2021] (such date being referred to as the “Termination Date”), [IHC] shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the IPO Shares for cash ….” Thus, redemptions are to be completed by November 4, 2022—ten (10) business days after the first anniversary of IHC’s IPO. However, IHC’s dissolution and wind-up process has been stymied by claims of creditors of IHC to assets within the trust, considering that IHC has insufficient assets to satisfy the claims of all known creditors. Because the trust provides no allowance for the claims of IHC’s creditors and refused to make any such payments to IHC for the benefit of its creditors, the trust was instructed on November 11, 2022, to redeem 100% of the shareholders; the trust is proceeding accordingly, and payments to shareholders are expected to be completed soon.

Inasmuch as, for all practical purposes, IHC terminated on October 14, 2022, as a consequence of the near total redemption requests of the shareholders in connection with the vote to extend IHC, we believe that the dissolution process effectively began on that date and that IHC no longer meaningfully existed after that date. Accordingly, IHC itself as well as our subsidiary’s investment in IHC became worthless as of October 14, 2022, and we believe that we, therefore, never left the safe harbor provided in Rule 3a-2.

3.	We note your response to comment 2 stating that each share to be traded on Upstream “shall be represented as a digital security and is the same issued and authorized share of common stock already registered with the Commission.” Please provide us with a materially complete description of such “digital security” and “tokenized equity,” including a detailed explanation of how such digital securities are the same as the issued and outstanding shares of common stock already registered, as well as how such shares compare in regards to transferability and the role of the transfer agent, whether on Upstream or otherwise. In your response, please explain the role of MERJ Depository and Registry Limited and how it interacts with the company’s U.S. transfer agent, and also address how the “tokenized equity” is held on Upstream through MERJ Depository and Registry Limited (e.g., whether through a shareholder's wallet or an omnibus wallet).

Response to SEC – 2022-11-18

Response:

Description of Upstream Digital Security

For purposes of the Upstream exchange, “digital security” and “tokenized equity” are interchangeable terms that have the same meaning. The digital securities (or tokenized equities) are a digital representation of the company’s common stock that have been issued and registered with the Commission. A digital security is a 1:1 representation of a company’s common stock that acts as a receipt for the deposit or purchase and ownership of shares in the company. The digital recording of ownership is handled in the same manner as a database of shares issued to shareholders and, on Upstream, certifies registered ownership of company shares from a particular date. The ownership details of a tokenized equity balance of the company’s shares for an Upstream shareholder shall include but not be limited to:

•	Certificate number
•	Company name and CUSIP/ISIN number
•	Shareholder name and address
•	Number of shares owned
•	Class of shares
•	Issue date of shares
•	Amount paid for the shares the Upstream secondary market

Transferability and Role of the Transfer Agent

A shareholder may request that shares be deposited at their broker for secondary trading, where such requests are handled by the company’s transfer agent. When deposited at a broker, the transfer agent credits the share count in the transfer agent’s books and records for CEDE & Co. and debits the share count for the account of the shareholder depositing the shares for secondary trading.

Similarly, in the instance of a dual listing of the company on the Upstream stock exchange, a transfer agent, responding to the request of a shareholder who desires to deposit shares for secondary trading on Upstream, will credit the share count of MERJ Depository and Registry Limited (“MERJ Dep.”) and debit the share count for the account of the shareholder.

Therefore, the company’s transfer agent’s share count remains the same, and the transfer agent may have (a) an individual share count per person/entity for shares that are not deposited with either CEDE & Co. or MERJ Dep. for secondary trading, (b) a share count for CEDE & Co. and (c) another share count for MERJ Dep. In all cases the shares being counted in the books and records of the transfer agent shall be only the issued and registered number of shares of common stock of the company. No new shares shall be issued by the company for purposes of dual listing of its common stock on Upstream.

Response to SEC – 2022-11-18

Using the Upstream app, an Upstream user may send a request to the company’s transfer agent to deposit their shares for secondary trading on Upstream. The information passed to the transfer agent is then reviewed by the transfer agent, where such information includes the company’s security name, number of shares being requested for transfer, and a complete know-your-customer (KYC) pack from Upstream that contains (but is not limited to) name, residential address, date of birth, nationality, social security number, selfie-photo, photo-id, utility bill, phone number, and email address. Once the transfer agent is satisfied that the Upstream user requesting the share deposit is the same as the person in the transfer agent’s books and records, then the transfer agent will debit the share count in the account of the shareholder, credit the share count of MERJ Dep. and notify MERJ Dep. of the successful share deposit. MERJ Dep. will then notify Upstream to update the user’s portfolio balance of the company’s shares in the Upstream app, at which time the shares are ready for secondary sale on the Upstream stock exchange, if the shareholder wishes.

The shareholder may withdraw their shares back from Upstream and directly transfer the shares back to the transfer agent.

Upstream does not allow third party transfers, withdrawals, or movements. The shares may only be deposited and withdrawn to/by the same shareholder, and the shareholder information must match the KYC pack.

MERJ Dep. Security Facility

The company executes a certificate of appointment of MERJ Dep. as a Securities Facility and confirms that the shares outstanding on the date of the certificate execution (a) are duly authorized, validly issued, fully paid and non-assessable and any pre-emptive and other contractual rights related to all issuances of the shares have been satisfied, and (b) have been registered under the applicable law of the domicile of the company or are exempt from registration. All issuances and transfers of company shares have been, and after the date of the certificate will be, in compliance with all applicable laws, rules and regulations. The company requires MERJ Dep. to provide services (“Securities Facility Services”) as prescribed in the MERJ Dep Securities Facility Rules, including the Directive on Depository Interests and MERJ Dep. Procedures as a requirement of its listing on Upstream.

Hybrid Wallet (MERJ Dep. sub-custody)

Pursuant to a successful share deposit from the company’s transfer agent to MERJ Dep., the depositing shareholder’s wallet inside the Upstream app, as identified by the shareholder’s Upstream public key, is allocated the incoming shares by MERJ Dep. Such shares inside the Upstream app are considered custodied by the Upstream user, where such custody can be managed directly by the Upstream user by signing an Upstream blockchain transaction to move the shares to another Upstream user subject to a secondary sale or moved back to the company’s transfer agent (again via MERJ Dep.). So, the custody of the shares is managed by the shareholder, and such permission to manage the shares is given by MERJ Dep. pursuant to certain MERJ Dep Securities Facility Rules. The Upstream blockchain transaction to cause a change in custody is performed inside the Upstream app using the non-custodial cryptographic private key known only to the shareholder, and this private key’s access is strictly controlled using in-phone encryption and biometric-access entry-points. Note, in the event of a lost phone or compromised private key, then the shareholder can notify Upstream to cancel the shares at MERJ Dep. and notify the company’s transfer agent to perform standard lost certificate process to reinstate the legitimate shareholder’s holding. Such management will require medallion guarantee processes as mandated by the company’s transfer agent.

4.	We also note your response to comment 2 that the “[s]ecurities listed on Upstream, including the proposed offering, are not available to U.S. investors.” Please provide us with your analysis as to whether the proposed follow-on offering as well as the proposed trading of your current shares on Upstream would be exempt from registration under the Securities Act. Tell us how you intend to ensure that the offering is not available to U.S. investors. With respect to the securities that current shareholders may request to be withdrawn from Nasdaq and subsequently traded on Upstream, please also clarify whether such option will only be available to non-U.S. investors.

Response to SEC – 2022-11-18

Response:

There is no current proposed Upstream offering by the Company.

For the dual listing of the common shares on Upstream, the Company will be required to comply with the listing and disclosure requirements of MERJ Exchange Limited as defined by Securities Act 2007 (as amended) of the Seychelles and any other measures prescribed in connection therewith by the Minister or the Securities Authority. There is no additional registration requirement for the dual listed shares as the shares have already been registered under the Securities Act.

U.S. investors, including U.S. citizens or permanent residents, are not able to buy shares on the Upstream secondary market. U.S. investors are not permitted to purchase Upstream listed securities. U.S. investors will only be able to trade in securities they currently own that have been withdrawn from Nasdaq, that have been listed on Upstream, for liquidation purposes only; in other words, U.S. investors can only sell with no ability to purchase any other securities. The Upstream smartphone app technology does not permit the purchase of securities on the stock exchange without the user’s having successfully undergone KYC. Part of the KYC information acquired is residential address and nationality. If the event that an Upstream user is a U.S. resident or citizen, then the app actively prevents the purchase of shares by the user.

5.	We note your response to comment 4. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in with respect to this matter.

Response: The Company confirms it understands that the Staff’s decision not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with the Company’s responses, including any conclusions the Company has made, positions the Company has taken and practices the Company has engaged in with respect to this matter.

Should you have additional questions regarding the information contained herein, please contact our counsel, Jeff Cahlon at 212-930-9700 or jcahlon@srf.law.

Sincerely,

/s/ Scott W. Absher

Scott W. Absher
Chief Executive Officer

Response to SEC – 2022-11-18